UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.)

Digital Media Solutions, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

25401G106

(CUSIP Number)

July 15, 2020

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Lion Capital LLP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 2,000,000
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 2,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.2%
12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Lyndon Lea
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power
	6.	Shared Voting Power 2,000,000
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 2,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 6.2%
12.	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer

Digital Media Solutions, Inc. (the “Issuer”)

Item 1(b)	Address of the Issuer’s Principal Executive Offices

4800 140th Avenue N., Suite 101

Clearwater, FL 33762

Item 2(a)	Names of Persons Filing

Lion Capital LLP (the “Manager”)

Lyndon Lea (together with the Manager, the “Reporting Persons”)

Item 2(b)	Address of the Principal Business Office, or if none, Residence

21 Grosvenor Place

London, SW1X 7HF

Item 2(c)	Citizenship

See responses to Item 4 on each of the cover pages of this Schedule 13G.

Item 2(d)	Title of Class of Securities

Class A Common Stock, $0.0001 par value per share (“Common Stock”)

Item 2(e)	CUSIP Number

25401G106

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a)	Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b)	Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c)	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d)	Investment company registered under Section 8 of the Investment Company Act.

☐	(e)	An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f)	An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g)	A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h)	A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i)	A Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐	(j)	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii) (J).

☐	(k)	Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

☒		Not applicable

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

The Manager is the general partner of Lion Capital Fund IV, L.P., Lion Capital Fund IV-A, L.P., Lion Capital Fund IV (USD), L.P., Lion Capital Fund IV-A (USD), L.P., Lion Capital Fund IV SBS, L.P., and Lion Capital Fund IV SBS (USD), L.P. (collectively, the “Funds”). The Manager is controlled by Lyndon Lea.

The Funds acquired the shares of Common Stock in a privately negotiated transaction that was consummated on July 15, 2020.

The Funds hold an aggregate of 2,000,000 shares of Common Stock, representing 6.2% of the Issuer’s Common Stock, based on 32,293,793 shares of Common Stock outstanding as of July 17, 2020, as reported by the Issuer in its Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on July 20, 2020.

Item 5	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8	Identification and Classification of Members of the Group

Not Applicable

Item 9	Notice of Dissolution of Group

Not Applicable

Item 10	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

Lion Capital LLP

By:	/s/ Simon Brown
Name:	Simon Brown
Title:	Chief Operating Officer

Lyndon Lea

/s/ Lyndon Lea

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Joint Filing Agreement, dated as of February 16, 2021, by and among Lion Capital LLP and Lyndon Lea.